UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02149U101

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
 [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 11 Pages

Exhibit Index: Page 10

CUSIP NO. 02149U101	Page 2 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

OHL LIMITED

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

NEW ZEALAND

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 3,197,338
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		3,197,338

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,197,338

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

6.18%

12	Type of Reporting Person (See Instructions)
OO

CUSIP NO. 02149U101	Page 3 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

HANOVER GROUP HOLDINGS LIMITED

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

NEW ZEALAND

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 3,197,338
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		3,197,338

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,197,338

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

6.18%

12	Type of Reporting Person (See Instructions)
OO

CUSIP NO. 02149U101	Page 4 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

MARK S. HOTCHIN

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

NEW ZEALAND

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 3,197,338
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		3,197,338

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,197,338

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

6.18%

12	Type of Reporting Person (See Instructions)

IN; HC

CUSIP NO. 02149U101	Page 5 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ERIC J. WATSON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

NEW ZEALAND

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 3,197,338
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		3,197,338

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,197,338

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

6.18%

12	Type of Reporting Person (See Instructions)

IN; HC

CUSIP NO. 02149U101	Page 6 of 11 Pages

Item 1(a)	Name of Issuer:

Alternative Asset Management Acquisition Corp. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

590 Madison Avenue, 35th Floor

New York, NY 10022

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	OHL Limited (“OHL”), which changed its name from Hanover Overseas Limited on March 19, 2008;
ii)	Hanover Group Holdings Limited (“HGHL”);
iii)	Mark S. Hotchin (“Mr. Hotchin); and
iv)	Eric J. Watson (“Mr. Watson”).

This statement relates to Shares (as defined herein) held for the account of OHL. OHL is a wholly owned subsidiary of HGHL. Messrs. Hotchin and Watson have voting and investment control with respect to HGHL.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is No. 2 Kitchener Street, Auckland City, New Zealand.

Item 2(c)	Citizenship:

1)	OHL is a New Zealand limited liability company;
2)	HGHL is a New Zealand limited liability company;
3)	Mr. Hotchin is a citizen of New Zealand; and
4)	Mr. Watson is a citizen of New Zealand.
Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Shares").

Item 2(e)	CUSIP Number:

2149U101

CUSIP NO. 02149U101	Page 7 of 11 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 3,197,338 Shares.

Item 4(b)	Percent of Class:

As of November 14, 2008, the number of Shares outstanding was 51,750,000 according to the Issuer’s Form 10-Q filed on November 14, 2008. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 6.18% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

HOL
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	3,197,338
(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	3,197,338

HGHL
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	3,197,338
(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	3,197,338

Mr. Hotchin
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	3,197,338
(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	3,197,338

Mr. Watson
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	3,197,338
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,197,338

CUSIP NO. 02149U101	Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 02149U101	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009	OHL LIMITED
Name:	/s/ Mark S. Hotchin
By:	Mark S. Hotchin
Title:	Director

Date: February 17, 2009	HANOVER GROUP HOLDINGS LIMITED
Name:	/s/ Mark S. Hotchin
By:	Mark S. Hotchin
Title:	Director

Date: February 17, 2009	MARK S. HOTCHIN

By:	/s/ Mark S. Hotchin

Date: February 17, 2009	ERIC J. WATSON

By:	/s/ Eric J. Watson

CUSIP NO. 02149U101	Page 10 of 11 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of February 17, 2009, by and among the Reporting Persons	11

CUSIP NO. 02149U101	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Alternative Asset Management Acquisition Corp. dated as of February 17, 2009, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 17, 2009	OHL LIMITED
Name:	/s/ Mark S. Hotchin
By:	Mark S. Hotchin
Title:	Director

Date: February 17, 2009	HANOVER GROUP HOLDINGS LIMITED
Name:	/s/ Mark S. Hotchin
By:	Mark S. Hotchin
Title:	Director

Date: February 17, 2009	MARK S. HOTCHIN

By:	/s/ Mark S. Hotchin

Date: February 17, 2009	ERIC J. WATSON

By:	/s/ Eric J. Watson